OMB APPROVAL
OMB Number: 3235-0060
Expires: October 31, 2007
Estimated average burden
hours per response: 38.0

EFFECTIVE AUGUST 23RD, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

March 16, 2005
Date of Report (Date of earliest event reported)

TORVEC, INC.
(Exact name of registrant as specified in its charter)

New York	000-24455	16-1509512
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York 14534
(Address of Principal Executive Offices and Zip Code)

(585) 248-0840
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION TO BE INCLUDED IN THE REPORT

SECTION 1 - REGISTRANT'S BUSINESS AND OPERATIONS

Item 1.01 Entry into a Material Definitive Agreement.
Item 1.02 Termination of a Material Definitive Agreement.
Item 1.03 Bankruptcy or Receivership.

SECTION 2 - FINANCIAL INFORMATION
Item 2.01 Completion of Acquisition or Disposition of Assets.
Item 2.02 Results of Operations and Financial Condition.
Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.
Item 2.05 Costs Associated with Exit or Disposal Activities.
Item 2.06 Material Impairments.

SECTION 3 - SECURITIES AND TRADING MARKETS
Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.
Item 3.02 Unregistered Sales of Equity Securities.

On March 16, 2005 the company sold 37,500 Class A Preferred Shares to an existing shareholder at the stipulated price of $4.00 per share for gross proceeds of $150,000.

This shareholder is a business consultant with the company, is very familiar with its business and operations, and consequently the company is claiming that this transaction is exempt from registration under Section 4(2) of the Securities Act of 1933 in as much as it constitutes a transaction not involving a public offering.

Item 3.03 Material Modification to Rights of Security Holders.

SECTION 4 - MATTERS RELATED TO ACCOUNTANTS AND FINANCIAL STATEMENTS
Item 4.01 Changes in Registrant's Certifying Accountant.
Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

SECTION 5 - CORPORATE GOVERNANCE AND MANAGEMENT
Item 5.01 Changes in Control of Registrant.
Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
Item 5.04 Temporary Suspension of Trading Under Registrant's Employee Benefit Plans.
Item 5.05 Amendments to the Registrant's Code of Ethics, or Waiver of a Provision of the Code of Ethics.

SECTION 6 - [RESERVED]

SECTION 7 - REGULATION FD

Item 7.01 Regulation FD Disclosure.

<u>SECTION 8 - OTHER EVENTS</u>
Item 8.01 Other Events.

<u>SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS</u>
Item 9.01 Financial Statements and Exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: <u>March 22, 2005</u>   Torvec, Inc.
                                                          (Registrant)

                              By: <u>/S/PHILIP A. FAIN</u>
                                     Philip A. Fain
                                     Chief Executive Officer

                              By: <u>/S/PHILIP A. FAIN</u>
                                     Philip A. Fain
                                     Chief Financial Officer